                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.2)

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)

                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  20009P-10-3
                        (CUSIP NUMBER OF COMMON STOCK)

                           DONALD P. MCAVINEY, ESQ.
                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE 19898
                                (302) 774-9564
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                             JUSTIN P. KLEIN, ESQ.
                    BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                        1735 MARKET STREET, 51ST FLOOR
                          PHILADELPHIA, PENNSYLVANIA
                                (215) 864-8606

                           ------------------------
                           CALCULATION OF FILING FEE

================================================================================
   TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
       $101,374,106                                $20,274
================================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $6.75 FOR 13,489,604 SHARES
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     OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 27, 1999, PLUS THE NUMBER OF
     SHARES ASSUMED ISSUABLE PURSUANT TO EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE SHARES OF COMMON STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDERS.

[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


     AMOUNT PREVIOUSLY PAID:      $20,274
     FORM OR REGISTRATION NO.:    Schedule 14D-1
     FILING PARTY:                E.I. du Pont de Nemours and
                                  Company, DuPont Pharma, Inc.
                                  and DPC Newco, Inc.
     DATE FILED:                  October 12, 1999


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     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 initially filed on October 12, 1999, as amended by Amendment No. 1 filed on October 22, 1999 (as amended, the "Schedule 14D-1"), relating to a tender offer by DPC Newco, Inc. ("Offeror"), a Delaware corporation and a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION. The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (f) Since January 1996, Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, has acted as co-manager of a public offering for DuPont Photomasks, Inc. in March 1999, for which it received customary compensation. DuPont Photomasks, Inc. is majority owned by Parent.

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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 28, 1999


                              E.I. DU PONT DE NEMOURS AND COMPANY


                              By: /s/ Susan M. Stalnecker
                                 --------------------------
                              Name: Susan M. Stalnecker
                              Title: Vice President and Treasurer

                              DUPONT PHARMA, INC.


                              By: /s/ Susan M. Stalnecker
                                 --------------------------
                              Name: Susan M. Stalnecker
                              Title: President

                              DPC NEWCO, INC.


                              By: /s/ Richard E. Gies
                                 -------------------------
                              Name: Richard E. Gies
                              Title: President

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